UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)

Dollar Thrifty Automotive Group, Inc.
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1(b) IRS IDENT. NO.                    |(c) SEC FILE NO.
                                       |
73-1356520                             |    1-13647
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1(d) ADDRESS OF ISSUER              STREET

5330 East 31st Street
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1(d)      CITY                       STATE                  ZIP CODE

Tulsa                                 OK                    74135
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1(e) TELEPHONE
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     AREA CODE           |NUMBER
                         |
   918                   |  660-7700
_______________________________________________________________________________
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

Robert J. Drvostep
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2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER

 N/A                                       Officer
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2(d) ADDRESS                        STREET

5330 East 31st Street
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2(d)      CITY                       STATE                  ZIP CODE

Tulsa                                OK                     74135
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the SEC File Number.

                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whom the Securities       File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
To be Sold     are to be Offered         Number   to be Sold    (See instr.  (See instr. 3(e))  (MO. DAY YR.)      (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Aquiring the
               Securities
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Common Stock,  Smith Barney - City Group          1,000         $50,000        24,858,300         04/27/06           New York
$.01 par       95-25 Queens Blvd.                                                                                    Stock
value          Rego Park, NY  11374                                                                                  Exchange

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Common Stock,  Merrill Lynch                      1,000         $50,000        24,858,300         04/27/06           New York
$.01 par       11205 Queens Blvd.                                                                                    Stock
value          Forest Hills, NY 11375                                                                                Exchange

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INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and Address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date You  Nature of                 (if gift, also give date   Amount of             Date of
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Nature of Payment
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Common     12/23/97  Purchase of Issuer        Open Market                1,000                 12/22/97    Cash
Stock,               Securities through
$.01 par             IPO of Issuer
value
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Common     06/12/98  Purchase of Issuer        Open Market                1,000                 06/12/98    Cash
Stock,               Securities through
$.01 par             Non-Issuer 401(k) Plan
value

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INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.



              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
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Robert J. Drvostep                 Common Stock $.01           02/14/06        2,100         $ 38,850
5330 East 31st Street              Par Value
Tulsa, Oklahoma
                                   Common Stock $.01           02/15/06        2,700         $ 49,950
                                   Par Value

                                   Common Stock $.01           02/16/06       13,500         $249,750
                                   Par Value

                                   Common Stock $.01           02/16/06        4,800         $ 95,100
                                   Par Value

                                   Common Stock $.01           02/23/06        4,700         $129,485
                                   Par Value

                                   Common Stock $.01           02/23/06        5,700         $111,863
                                   Par Value
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REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

        April 26, 2006                         /s/  Robert J. Drvostep
___________________________________     ________________________________________
       DATE OF NOTICE                                 (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).